NO ACT

10
2-13-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025219

February 15, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
EIsing@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-15-12

Re: Tesoro Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 13, 2012 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Tesoro's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Tesoro therefore withdraws its December 23, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: 92810-00026

February 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Tesoro Corporation*
Stockholder Proposal of the AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2011, we requested that the staff of the Division of Corporation Finance concur that our client, Tesoro Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent to the Company dated February 8, 2012, stating that the Proponent withdraws the Proposal. In reliance on this letter, we hereby withdraw the December 23, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or D. Jeffrey Haffner, the Company's Associate General Counsel – Corporate and Assistant Secretary, at (210) 626-4418 with any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Charles S. Parrish, Tesoro Corporation
D. Jeffrey Haffner, Tesoro Corporation
Daniel F. Pedrotty, AFL-CIO Office of Investment
Rob McGarrah, AFL-CIO

101233898.1

GIBSON DUNN

EXHIBIT A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: February ~~8~~ 9, 2012

To: Charles S. Parrish, Tesoro

Fax: 210-745-4494

From: Brandon J. Rees, AFL-CIO

Pages: 2 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 8, 2012

Sent by Facsimile and US mail

Mr. Charles S. Parrish, Secretary
Tesoro Corporation
19100 Ridgewood Pkwy
San Antonio, Texas 78259

Dear Mr. Parrish,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal. If you have any questions, please contact Rob McGarrah at 202-637-5335.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sw
opeiu #2, afl-cio

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: 92810-00026

December 23, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Tesoro Corporation*
Stockholder Proposal of the AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Tesoro Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials"), a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that the shareholders of Tesoro Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

A copy of the Proposal, as well as the supporting statements from the Proponent, is attached to this letter as Exhibit A.

We note that the Company received an identical stockholder proposal from the Proponent last year for consideration at the Company's 2011 Annual Meeting of Stockholders. In response to the vote on that stockholder proposal and as part of the Company's ongoing efforts to provide stockholders with information on the latest Company developments, the Company published in August 2011 a Process Safety Summary and in October 2011 a 2010 Social Responsibility Report (the "Social Responsibility Report"), which includes the Process Safety Summary.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a new position on the interpretation of the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the "legitimacy of all current and future U.S. workers" was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

In *Exxon Mobil Corp.* (avail. Mar. 17, 2011), the Staff concurred that a stockholder proposal identical to the Proposal may be excluded under Rule 14a-8(i)(10) because "Exxon Mobil's public disclosures compare favorably with the guidelines of the proposal and that Exxon Mobil has, therefore, substantially implemented the proposal." Similar to Exxon Mobil's disclosures, the Company's public disclosures address the underlying concerns and essential objective of the Proposal. Therefore, we believe that the Proposal has been substantially implemented and can be omitted from the Company's 2012 Proxy Materials under Rule 14a-8(i)(10).

A. Overview Of Documents Comprising The Company's Report.

The first part of the Proposal requests that the Company's Board of Directors (the "Board") prepare a report "on the steps the Company has taken to reduce the risk of accidents." We believe that the Company's Social Responsibility Report, published in October 2011, implements the Proposal's request as it discusses extensively the Company's comprehensive approach to managing safety—and other—risks at its facilities. The Social Responsibility Report covers the Company's operations as of December 31, 2010. It was prepared and made available as part of the Company's ongoing effort to keep stockholders and the public informed of its views and plans regarding significant issues relevant to its business in a range of areas relating to corporate governance, safety, health and security, environment and community partnership. The Social Responsibility Report describes the Company's extensive processes relating to risk management and safety as well as the Company's commitment to excellence in safety. The Company intends to publish annual updates of the Social Responsibility Report and make such updates available on its website at www.tsocorp.com. A copy of the Company's Social Responsibility Report is enclosed herewith as Exhibit B and is also available on the Company's website at http://www.tsocorp.com/TSOCorp/SRR/index.htm.

In addition, the Company publishes fact sheets for each of the Company's seven refineries. The health and safety information in the fact sheets includes safety measures implemented at the Company's refineries. Copies of these fact sheets are enclosed herewith as Exhibit C and are also available on the Company's website at http://www.tsocorp.com/TSOCorp/SocialResponsibility/Governance/tso_governance (by clicking on the name of each refinery listed on the webpage).

The second part of the Proposal requests that the Company describe "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." We believe this request has also been implemented, as the charter of the Board's Environmental, Health and Safety ("EH&S") Committee (the "Committee") and the Social Responsibility Report describe the Board's oversight role and the Committee's responsibilities relating to "oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." A copy of the Committee's charter is enclosed herewith as Exhibit D and is also available on the Company's website at http://phx.corporate-ir.net/phoenix.zhtml?c=79122&p=irol-govCommittee&Committee=9417.

The relevant disclosures in the Social Responsibility Report, the fact sheets on the Company's refineries and the Committee's charter are described below.

B. The Company Already Reports On The Steps The Company Has Taken To Reduce The Risk Of Accidents.

As discussed in detail below, the Company already publicly discloses significant amounts of information relating to the steps the Company has taken—and continues to take—to reduce the risk of accidents. Multiple parts of the Social Responsibility Report address safety and risk management and describe measures and programs the Company has implemented to reduce the risk of accidents. In addition, the fact sheets regarding each of the Company's seven refineries mention safety measures implemented at the particular refinery.

1. Overview of the Company's EH&S Policy and EH&S Management System.

In order to reduce the risk of accidents, the Company has adopted a comprehensive EH&S Policy that—as described in the Social Responsibility Report—"establishes specific expectations and responsibilities for achieving [its] goals for personal and process safety and environmental and social responsibility. The policy is issued by the CEO, and is reviewed annually by EH&S professionals and the EH&S Committee of Tesoro's Board of Directors."

The Social Responsibility Report further states that the Company implements the EH&S Policy through the EH&S Management System, which "is based on the Responsible Care continuous improvement model—Plan, Do, Check and Act—established by the Chemical Manufacturing Association." Page 8 of the Social Responsibility Report. The Company also has reported to stockholders, through a chart set forth on page 8 of the Social Responsibility Report, that:

- the "Plan" step involves setting up priorities and strategy by leadership of the Company;
- the "Do" step involves implementing safety programs and enforcing safety standards in the Company's work processes;
- the "Check" step involves performing audits, reviewing performance metrics and conducting investigations of accidents; and
- the "Act" step involves continued learning, improvement and training.

The Social Responsibility Report also reports that "[a]udits, a key component of the system, are performed by both internal professionals and expert consultants hired by Tesoro. Findings are used to monitor performance trends and to identify opportunities for improved efficiency and effectiveness. Audit results and corrective actions are reviewed by senior management and the EH&S Committee." For example:

- the Company's Anacortes refinery "conducts regular health and safety audits to provide compliance assurance and to focus on continuous improvement and implementation of industry best practices." Tesoro Anacortes refinery fact sheet.
- the Company maintains the Triangle of Prevention ("TOP") program, which is "a worker-led, company-supported Health and Safety Program designed to identify the cause of an incident and make recommendations to help prevent a similar incident in the future." Press Release dated July 21, 2011. As noted in their respective fact sheets, the Company's Golden Eagle refinery and Hawaii refinery participate in the TOP program.

The implementation of the Company's EH&S policy and the EH&S management system is described in more detail below.

2. Disclosure of Company Actions Regarding Process Safety.

The Company discloses in the Social Responsibility Report that it has taken the following steps to reduce the risk of accidents by promoting process safety:

- *Ongoing Maintenance Efforts*: "Tesoro spends approximately $250 million annually for routine maintenance work and about $150 million for turnarounds, or large-scale maintenance projects." Page 9 of the Social Responsibility Report.

- *Asset Integrity Management Program*: The Social Responsibility Report states:

  - "[The] Asset Integrity Management Program is [the Company's] primary tool for assuring the reliability and performance of [its] assets, including the equipment at [its] refineries, terminals and pipeline facilities. It uses optimal testing practices to reduce risk and improve reliability."

  - "The Asset Integrity Management Program is backed up by additional Tesoro programs aimed at minimizing specific operational risks, including corrosion prevention and leak detection. Key performance indicators, such as equipment inspection and preventative maintenance status, are reported to management."

  - "During 2010, consultants reviewed equipment inspection processes and practices at [the Company's] refineries." Page 10 of the Social Responsibility Report.

- *Facility Siting*: The Social Responsibility Report explains that the Company "systematically review[s] the locations of occupied buildings and trailers near process units at [its] refineries. Since 2008, approximately 200 trailers have been relocated or removed from [its] facilities to provide a safer work environment for employees and contractors." Moreover, it discloses that the Company "is currently evaluating more than 200 buildings in order to minimize the impact of hazards inherent to the refining process. . . . Enhancements based on these evaluations will be incorporated into Tesoro's capital improvement plans." Page 10 of the Social Responsibility Report.

- *Learning From the Anacortes Incident*: The Social Responsibility Report describes actions taken following and lessons learned from a 2010 incident at the Company's Anacortes refinery when a piece of equipment in a naphtha hydrotreating unit ruptured, causing an explosion and fire that resulted in the death of seven members of the Tesoro team.

  - "Following the event, [the Company] evaluated similar process units at the other Tesoro refineries; made changes in process and design standards; conducted mechanical integrity reviews; and replaced or enhanced inspection requirements for equipment susceptible to High Temperature Hydrogen Attack."

- "[The Company has] shared what [it] learned from this incident with [its] employees and the refining industry with the hope of ensuring that similar incidents do not occur. The complete investigation report is available at www.tsocorp.com." Page 10 of the Social Responsibility Report.

3. Disclosure of Company Actions Regarding Personal Safety.

The Company discloses in the Social Responsibility Report that it has taken the following steps to reduce the risk of accidents by promoting personal safety:

- *Encouraging the Involvement of Employees*: The Social Responsibility Report explains that the Company involves its "employees in identifying and mitigating potential risks. For example, employees of [its] Salt Lake City refinery actively observe one another's work in order to identify potential hazards and find safer ways of completing even the simplest task. During 2010, the approximately 200 employees at the refinery conducted more than 4,600 of these safety observations." The Social Responsibility Report also notes: "Employees and managers at Tesoro's retail stations work to identify and correct potentially unsafe conditions. Employees perform safety assessments at the beginning of each shift, while store managers conduct more thorough assessments at all stores on a weekly basis." Page 10 of the Social Responsibility Report.

- *Fatigue Management*: The Social Responsibility Report notes that the Company "is reviewing its fatigue management practices, and is committed to learning from industry incidents as well as best practices. Many of [the Company's] refineries have modified their control centers to provide optimal lighting that enhances alertness, while minimizing glare on computer screens." The Social Responsibility Report adds that the Company is "assessing training programs for employees and supervisors that will help them recognize and respond to the symptoms of fatigue. In addition, [the Company is] developing fatigue management and fitness-for-duty guidelines to be implemented in the future." Page 11 of the Social Responsibility Report.

- *Voluntary Protection Program*: In December 2010, the Company's Mandan, North Dakota refinery became "one of only 30 U.S. refineries to receive star recognition under the Voluntary Protection Programs (VPP) of the Occupational Safety and Health Administration (OSHA)." "The VPP allows OSHA to recognize employers and workers for implementing effective management systems that maintain injury and illness rates below relevant industry national averages. [The Company's] facilities pursuing VPP certification undergo a rigorous evaluation by OSHA and once approved, must be re-evaluated every three to five years." "[The Company's] refinery in Martinez, California and [its] headquarters in San Antonio, Texas are working toward VPP certification." Page 11 of the Social Responsibility Report.

4. Disclosure of Company Actions Regarding Hazard Communications.

The Company discloses in the Social Responsibility Report that it has taken the following steps to reduce the risk of accidents by promoting hazard communications:

- "Tesoro uses material safety data sheets (MSDS) to communicate important environmental, health and safety information regarding [its] products to employees, customers and emergency personnel. MSDS identify the risks associated with a product, and outline precautions to be followed when using it. [The Company] update[s] them as new hazards or precautions are identified, when regulatory requirements change, or when new products are made available."

- "For ease of access by customers and members of the public, Tesoro posts MSDS on the Social Responsibility page of [its] corporate website. Employees can access product and intermediate-stream MSDS information on [its] internal website." Page 12 of the Social Responsibility Report.

5. Disclosure of Company Actions Regarding Emergency Response Plans.

The Company discloses in the Social Responsibility Report that it has taken the following steps to reduce the risk of accidents by implementing emergency response plans:

- "All Tesoro facilities have emergency response plans that are primarily focused on keeping everyone safe."

- "Tesoro conducts more than 160 emergency exercises per year at [its] refineries and terminals, with more than 9,000 employee-hours spent annually in support of incident response drills. Area organizations and officials are invited to train alongside incident response personnel and to offer suggestions for future improvements."

- "Tesoro participates in the National Preparedness Response and Exercise Program. This program tests incident command organization, [and] these exercises include full equipment deployment and a simulated oil spill."

- "In October 2010, approximately 50 members of the Company's Incident Management Team conducted an offshore spill drill in order to practice their roles and assist with response efforts. In the event of a significant event, this Incident Management Team would support local response efforts, guided by an incident command system that has been approved by the Federal Emergency Management Agency." Pages 15 and 16 of the Social Responsibility Report.

We believe that these disclosures provide extensive information relating to "the steps the Company has taken to reduce the risk of accidents" and therefore that the Company has substantially implemented the request in the first part of the Proposal.

C. *The Company Already Reports On The Board's Oversight Of Process Safety Management, Staffing Levels, And Inspection And Maintenance Of Refineries And Other Equipment.*

The second part of the Proposal requests that the report describe "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." As discussed in this section, the Board maintains an oversight function regarding process safety management, staffing levels, inspection and maintenance of refineries and other equipment. A description of this oversight role is publicly available.

1. The Committee's Charter.

The Committee is composed of four independent directors. *See* http://phx.corporate-ir.net/phoenix.zhtml?c=79122&p=irol-govBoard; http://phx.corporate-ir.net/phoenix.zhtml?c=79122&p=irol-govCommComp. As set forth in the Committee's charter, the purpose of the Committee is to "assist the Board in fulfilling its oversight responsibilities for matters relating to the environmental, health, safety and the security of personnel and physical assets." In order to ensure the safety of "personnel and physical assets," the Committee's role implicitly covers oversight of safety management, staffing levels and inspection and maintenance of the Company's facilities. The following responsibilities of the Committee relating to safety are explicitly listed in the Committee's charter:

- Review and approve at least annually the Company's environmental, health, safety and security policies.

- Review management's programs for compliance with the Company's environmental, health, safety and security policies, applicable laws and regulations.

- Review assessments of effectiveness of management's environmental, health, safety and security programs, including but not limited to periodic performance metrics and audits.

- Review periodically with management its environmental, health, safety and security activity with respect to significant legal matters, emerging or proposed laws or regulations that may have a material effect on the Company's financial or physical exposure.

- Review at least annually management's report on contingency planning and emergency response activities.

- Review periodically management's report concerning significant capital expenditures that may have a material environmental, health, safety or security impact or risk exposure.

- Review at least annually, the Company's year over year performance and public reporting on social responsibility issues, including but not limited to health, safety, environmental, social issues and matters that may affect the Company's reputation.

- Complete an annual visit to one of the Company's operating sites to review matters such as environmental, health, safety and security programs and practices.

- Report to the Board of Directors regularly regarding the Committee's activities, findings and recommendations.

2. The Company's Social Responsibility Report.

The Social Responsibility Report describes the Board's oversight role:

> All corporate authority resides with Tesoro's Board of Directors, who represent shareholders and delegate authority to management to pursue the Company's mission. The Tesoro Board consists of independent directors and the Chief Executive Officer. The Board of Directors oversees four standing committees: Governance; Environmental, Health & Safety (EH&S); Audit; and Compensation. Each committee, entirely comprised of independent directors, adheres to a written charter that outlines a clearly defined purpose and principal responsibilities.

The Social Responsibility Report also describes the Committee's responsibilities as the following (Page 5) (emphases added):

> The EH&S Committee assists the Board of Directors in overseeing environmental, health and safety matters. Each member of the committee is an independent director, *with direct access to both Tesoro senior management and employees with responsibilities in these areas.*
>
> The committee reviews Tesoro's environmental, health and safety policy, and assesses the effectiveness of management programs, including leading and lagging indicators for *process safety, personal safety*, environmental stewardship and audits. It also reviews and assesses management programs for compliance with applicable federal, state and local governmental rules and regulations, and reports regularly to the Board of Directors on its findings.
>
> In 2011, the EH&S Committee's role and charter will be expanded to include additional sustainability-related responsibilities.[1]

As explained in the Social Responsibility Report, "[p]rocess safety is the act of making sure [the Company's] facilities are properly designed, appropriately sited, safely operated and well maintained." Page 9 of the Social Responsibility Report. Safe operation depends on adequate staffing levels and proper maintenance of the facilities and equipment.

As shown in the Tesoro Management Structure chart in the Social Responsibility Report, the Committee assists the Board in its oversight of the Company's management. The management team of the Company consists of the CEO, two executive vice presidents, three senior vice presidents and three vice presidents, including a vice president on environment, health, safety and security. Page 5 of the Social Responsibility Report. Through its oversight of the Company's management and with direct access to both senior management and employees with responsibilities in safety matters, the Board's oversight role clearly includes oversight of process safety management, staffing levels and inspection and maintenance of the Company's facilities.

The clear description of the important oversight role that the Committee serves with regard to safety provides the information requested in the second part of the Proposal.

---

[1] In August 2011, the Committee's charter was amended to include the additional sustainability-related responsibilities, including oversight of the Company's Social Responsibility Report. *See* Section I.C.1 of this letter.

We understand that in *ConocoPhillips* (avail. Jan. 31, 2011), the Staff did not concur in the exclusion of a stockholder proposal identical to the Proposal under Rule 14a-8(i)(10). In *ConocoPhillips,* the only disclosure relating to the board's oversight role was one sentence contained in the company's 2010 proxy statement. In *Exxon Mobil Corp.* (avail. Mar. 17, 2011), the Staff concurred in the exclusion of a stockholder proposal identical to the Proposal because the company had substantially implemented the proposal by disclosing the requested information in its publications of Operations Integrity Management System, 2009 Corporate Citizenship Report and the charter of the board's Public Issues and Contributions Committee. As discussed above, unlike ConocoPhillips and similar to Exxon Mobil, the Company has provided extensive descriptions of the Board's oversight role through the Social Responsibility Report, the Committee's charter and other information available on the Company's website.

D. The Company's General Safety Information Provides Additional Information To Stockholders.

In addition to the information requested in the Proposal, the Company also publicly discloses information on its safety records and its commitment to safety. These disclosures demonstrate the Company's recognition of the importance of safety and risk management throughout the Company's operations.

- The Company provides data on the OSHA recordable incident rates, the OSHA days away from work case rates and the Company's API Tier 1 events and Tier 2 events in each of 2008, 2009 and 2010. Pages 3 and 11 of the Social Responsibility Report.

- The Company repeatedly emphasizes its focus on personal and process safety. For example, the Company's key principles include "[r]elentlessly focusing on personal and process safety" and the Company's operating principals include "[d]o it safely or not at all." Pages 1 and 12 of the Social Responsibility Report.

- The Company is "committed to conducting business in a manner that protects and promotes the safety, health and security." Page 8 of the Social Responsibility Report.

E. The Form of the Company's Safety Report Substantially Implements The Proposal.

The Company's disclosures regarding efforts to reduce the risk of accidents and Board oversight mechanisms related to process safety management, staffing levels, inspection and maintenance of refineries and other equipment are posted on the Company's website and are readily available to stockholders. Thus, these disclosures substantially implement the

Proposal within the meaning of Rule 14a-8(i)(10). *See, e.g., Honeywell International Inc.* (avail. Feb. 21, 2007) (concurring in the exclusion of a stockholder proposal requesting a sustainability report where responsive disclosures were included on the company's website).

We believe that the Social Responsibility Report, the fact sheets on the refineries, the Committee's charter and the other information available on the Company's website demonstrate the Company already has substantially addressed both parts of the Proposal. Thus, we believe the Proposal may be omitted from the 2012 Proxy Materials under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7). If a proposal does raise a significant policy issue, it is not the end of the analysis. As discussed below, the Staff has concurred in the exclusion of stockholder proposals that raise a significant social policy issue when other aspects of the report or action sought in the proposals implicate a company's ordinary business.

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* 1983 Release. In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal Relates To The Company's Safety Efforts In Its Ordinary Business Operations.

The Company is one of the largest independent petroleum refiners and marketers in the United States. The Company's policy, as discussed above, is to conduct its business in a manner that protects the safety of employees, customers and the communities. Moreover, the Company is committed to continuous efforts to identify and eliminate or manage safety risks associated with its operations. The Proposal requests a report on "the steps the Company has taken to reduce the risk of accidents." As discussed below, this is a very broad request that implicates every aspect of the Company's safety efforts. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal is similar to many other stockholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives, including routine matters. For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. Union Pacific argued that the proposal was excludable because the proposal related to the company's day-to-day efforts to safeguard its operations – including not only terrorist attacks, but also earthquakes, floods, counterfeit merchandise and tainted cargo. The Staff's response noted that the proposal was excludable because it included matters relating to Union Pacific's ordinary business operations. This proposal was excludable because Union Pacific's efforts to safeguard its operations from earthquakes, floods, counterfeit merchandise and tainted cargo were ordinary business matters even though its efforts to safeguard its operations from terrorist attacks were not. Moreover, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and stockholder value because "disclosing safety data and claims history" was a matter of the company's ordinary business. Likewise, in *AMR Corp. (Farquhar)* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable because "determining the nature and extent of review of the safety" of AMR's airline operations was a matter of the company's ordinary business. *See also UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the U.S. Air Traffic Control system excludable as ordinary business); *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (concurring in the exclusion of a proposal as ordinary business because it related to "the safety of the Company's aviation operations"); *Chevron Corp.* (avail. Feb. 22, 1988) (concurring in the exclusion of a proposal as ordinary business because it related to the protection of the safety of company employees); and *Southern California Edison Co.* (avail. Jan. 20, 1984) (same).

The Proposal seeks information on "the steps the Company has taken to reduce the risk of accidents." As with the proposal in *Union Pacific Corp.*, the Proposal seeks information on a broad array of day-to-day safety issues that confront the Company, not just those described in the Proposal's supporting statements. For example, the Proposal would encompass daily Company efforts such as measures to provide adequate lighting levels and address operational issues. These and other Company actions to prevent accidents are an important, but ordinary and day-to-day, aspect of the Company's operations.

In addition, even if the Proposal might implicate certain significant policy issues such as the environment, its broad request about "accidents" also covers non-significant policy issues. In this sense, it is similar to *PetSmart, Inc.* (avail. Mar. 24, 2011). The *PetSmart* proposal requested that the board require its suppliers to certify they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief and stated, "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Similar to the *PetSmart* proposal, the Proposal's reference to "accidents" includes a number of matters that relate to the Company's ordinary business operations. For example, the Proposal's reference to "accidents" can include everything from an "explosion and oil spill" to minor incidents requiring simple first aid. Thus, the Proposal's broad scope renders the Proposal excludable under Rule 14a-8(i)(7) because implementation of measures to prevent the wide variety of accidents covered by the Proposal is a central and routine element of the Company's ordinary business.

B. The Proposal Does Not Relate To The Board's Role In The Oversight Of Risk Management.

In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff explained the analysis for stockholder proposals relating to risk:

> [W]e will . . . focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. . . .
>
> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

After issuing SLB 14E, the Staff took the position in *Western Union Co.* (avail. Mar. 14, 2011) that a proposal that requests a report on how a particular risk is being addressed is excludable if the underlying subject matter of the risk relates to ordinary business, even if the proposal requests that the report come from the board or a board committee. The *Western Union* proposal requested the establishment of a risk committee on the board of directors and requested that the committee periodically report to stockholders on the company's approach to monitoring and control of certain potentially material risk exposures. The Staff concurred in the exclusion of the proposal, noting that "although the proposal requests the establishment of a risk committee, which is a matter that focuses on the board's role in the oversight of Western Union's management of risk, the proposal also requests a report that describes how Western Union monitors and controls particular risks.... [T]he underlying subject matters of these risks appear to involve ordinary business matters." Thus, in *Western Union*, the proposal was excludable despite its request for board action. This precedent is consistent with the 1983 Release, in which the Commission observed that the Staff's prior position "that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable . . . raise[d] form over substance and render[ed] the provisions of paragraph (c)(7)[now (i)(7)] largely a nullity."

Like the *Western Union* proposal, the Proposal identifies a specific risk and instructs the Board to prepare a report on the steps the Company has taken to address the risk. Because the subject matter of the identified risk—accidents at the Company's facilities—is a matter of ordinary business, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or D. Jeffrey Haffner, the Company's Associate General Counsel – Corporate and Assistant Secretary, at (210) 626-4418.

Sincerely,



Elizabeth A. Ising

cc: Charles S. Parrish, Tesoro Corporation
D. Jeffrey Haffner, Tesoro Corporation
Daniel F. Pedrotty, AFL-CIO Office of Investment

EXHIBIT A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 21, 2011

To: Charles S. Parrish, Tesoro Corporation

Fax: *(210) 745-4494*

From: Daniel F. Pedrotty, Office of Investment, AFL-CIO

Pages: 5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 21, 2011

Sent by Facsimile and UPS

Mr. Charles S. Parrish, Secretary
Tesoro Corporation
19100 Ridgewood Pkwy
San Antonio, Texas 78259

Dear Mr. Parrish,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Tesoro Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 105 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

November 21, 2011

Mr. Charles S. Parrish, Secretary
Tesoro Corporation
19100 Ridgewood Pkwy
San Antonio, Texas 78259

Dear Mr. Parrish,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 105 shares of common stock (the "Shares") of Tesoro Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 21, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 21, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Resolved, that the shareholders of Tesoro Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

In April 2010 an explosion at our Company's refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009).

OSHA has recorded over 70 safety violations at our Company. A total of 58 violations involved Process Safety Management, including 32 "willful" violations and 21 "serious" violations
(http://www.osha.gov/pls/imis/establishment.inspection_detail?id=314324898&id=3142843 16&id=313641250&id=313080269&id=313640799&id=314251315&id=312412166&id=309 918670&id=312459290).

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

This proposal received a majority level of support from shares present and voting on this proposal at the 2011 Annual Meeting of our Company.

GIBSON DUNN

EXHIBIT B

2010 Social Responsibility Report


TESORO


TESORO









Contents

Scope of the Report

The scope of this report includes Tesoro's operations as of December 31, 2010. Data is reported for operations under direct Tesoro management and operational control.

For year-over-year performance comparison, select performance data has been normalized by annual refining throughput or hours worked. Our Anacortes, Washington refinery experienced an unplanned shutdown of operations from April to November 2010. Select performance data was affected due to this event.

Content is based on information available and known to Tesoro at the time the report was prepared; it has not been assured by an independent auditor.

As used in this report, the terms "Tesoro," "the Company," "we," "us," or "our" may refer to Tesoro Corporation, one or more of its subsidiaries, or all of them taken as a whole.

Materiality

Tesoro reviewed the Global Reporting Initiative (GRI) and International Petroleum Industry Environment Conservation Association (IPIECA) reporting guidelines as a basis for selection of specific disclosures intended to provide stakeholders with relevant information on topics of concern. Additional topics were selected based on key issues during 2010.

About this Report

The 2010 Tesoro Social Responsibility Report is intended to share the achievements and challenges the Company has faced in the areas of corporate governance; safety, health and security; environment; and community partnerships from January 1, 2008 through December 31, 2010.

Our previous Social Responsibility Report reflected our performance in 2007. Going forward, we plan to make annual updates available on our Company website.

Feedback

Your feedback regarding this report is important to Tesoro and will be used to improve future reports. For additional information or to provide feedback, visit our website at: www.tsocorp.com/SRR, or contact:

Tesoro Corporation
Social Responsibility Report
19100 Ridgewood Parkway
San Antonio, TX 78259

Tesoro's Commitment: A Letter from the CEO

To our stakeholders,

At Tesoro, we believe social responsibility is good business. Operating in a responsible manner enhances our ability to deliver value to customers, investors and employees. It is critical to our vision of being a high-performing company and a respected industry leader.

In the year since I joined Tesoro, I have been impressed by the Company's people and their commitment to operate safely and responsibly. That commitment goes beyond compliance with regulations and adherence to fair and ethical business practices. It also includes a deep-seated determination to improve our processes in order to enhance safety and security; reduce waste, spillage and emissions; and prevent unnecessary energy use.

"Operating in a responsible manner enhances our ability to deliver value to customers, investors and employees."

Our commitment to responsible operations encompasses a heartfelt commitment to protect the environment and to address the needs of the communities where we live and operate. We are a vital part of our communities, and the contents of this report demonstrate our commitment to be a responsible citizen.

The seven co-workers we lost this past year at Anacortes remain in the forefront of our hearts and minds. They remind us every day of our commitment to foster a culture of safety. And although we cannot change the past, we are determined to prevent future incidents by applying and sharing what we have learned with our employees, the industry and the community.

As we pursue our vision for industry leadership, some of the key principles we intend to follow include:

- Relentlessly focusing on personal and process safety;
- Operating in a safe and environmentally responsible manner;
- Actively supporting the communities where we work and live;
- Advocating for governmental policies that we believe in;
- Offering shareholders a positive sustainable return; and
- Behaving ethically, with integrity and transparency.

This social responsibility report serves as a baseline for Tesoro's performance. Going forward, we intend to publish annual updates in which we will report on our progress and identify areas where we have more to do. We look forward to engaging with you and other stakeholders in order to improve our dialogue, identify additional topics for future reports, and build stronger relationships for the future.

Sincerely,



Greg Goff
Chief Executive Officer

Tesoro at a Glance

Tesoro Corporation (NYSE: TSO), a Fortune 150 company, is an independent refiner and marketer of petroleum products. Through our subsidiaries, we operate seven refineries in the western United States, with a combined capacity of approximately 665,000 barrels per day (bpd). Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which more than 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

We own and operate over 900 miles of crude oil and product pipelines, located primarily in North Dakota, Montana, Alaska and Hawaii, through which we transport more than 355,000 bpd of crude oil and refined products. We operate 18 product terminals at our refineries and at other locations in California, Washington, Alaska, Hawaii, North Dakota, Utah and Idaho. We distribute products through third-party terminals in our market areas.

For more information and financial performance, please see our 2010 Annual Report on Form 10-K, available at www.tsocorp.com.



Kenai, Alaska
Gasoline, Diesel and Jet
2008 2009 2010
Throughput (bpd) 55,600 50,600 53,400
Salt Lake City, Utah
Gasoline, Diesel and Jet
2008 2009 2010
Throughput (bpd) 52,900 50,600 50,100
Anacortes, Washington
Gasoline, Diesel and Jet
2008 2009 2010
Throughput (bpd) 103,100 84,200 39,300
Mandan, North Dakota
Gasoline, Diesel and Jet
2008 2009 2010
Throughput (bpd) 56,000 54,000 50,800
Martinez, California
CARB Gasoline and CARB Diesel
2008 2009 2010
Throughput (bpd) 153,300 140,900 124,000
Los Angeles, California
CARB Gasoline, CARB Diesel and Jet
2008 2009 2010
Throughput (bpd) 105,100 84,200 98,800
Kapolei, Hawaii
Gasoline, Diesel and Jet
2008 2009 2010
Throughput (bpd) 69,100 68,200 63,900
Company Headquarters
States with retail presence
Refineries shown with primary produced products

Throughput is the quantity of crude oil and other feedstocks processed at a refinery measured in barrels per day (bpd)

Our Washington Refinery was temporarily shut-down from April to November 2010

CARB: California Air Resources Board

Performance Summary

	2008	2009	2010
Production (barrels per day)			
Gasoline and Gasoline Blendstocks	275,000	268,000	232,000
Jet Fuel	78,000	70,000	68,000
Diesel Fuel	143,000	114,000	103,000
Heavy Oils, Residual Products, Internally Produced Fuel and Other	129,000	127,000	106,000
Safety			
OSHA Recordable Incident Rates (number of incidents per 200,000 hours worked)			
Employees	1.06	1.10	0.98
Contractors	0.54	0.85	0.57
Employees and Contractors (combined)	0.90	0.96	0.84
OSHA Days Away From Work (DAFW) Case Rates (number of incidents per 200,000 hours worked)			
Employees	0.26	0.29	0.17
Contractors	0.08	0.04	0.00
Employees and Contractors (combined)	0.21	0.21	0.11
Process Safety (2)			
API Tier 1 Events	12	5	20
API Tier 2 Events	N/A	N/A	20
Environment			
Energy Consumption and Use (refineries, million British Thermal Units / barrel of throughput)			
Energy Consumption	0.55	0.56	0.57
GHG Emissions (3) (tons / thousand barrels of throughput)			
Direct CO_2 Equivalent (CO_2e)	–	–	35.90
Criteria Air Pollutants (tons / million barrels of throughput)			
VOC - Volatile Organic Compounds	17.87	20.28	18.80
NO_x - Nitrogen Oxides	33.54	35.90	28.26
SO_x - Sulfur Oxides	24.75	22.04	16.82
CO - Carbon Monoxide	13.34	18.14	21.77
PM10 - Particulate Matter	5.67	5.30	5.77
Total Criteria Air Pollutants	95.19	101.66	91.42
Waste Disposal (4) (tons / million barrels of throughput)			
Hazardous Waste Disposal	101.67	79.52	127.92
Significant Hydrocarbon Spill Events			
> 1 Barrel to Water	1	0	0
> 1 Barrel to Permeable Surface	38	32	17
Our People			
Total Number of Employees	5,635	5,546	5,281
Ethnic Diversity			
Minority	37%	38%	37%
Non-minority	63%	62%	63%
Gender Diversity			
Female	34%	33%	32%
Male	66%	67%	68%

(1) All data shown has not been assured by external auditors. Data has been reviewed internally and is known to be correct at time of reporting.
(2) In 2010, API 754 changed reporting requirements and included tiered categories with separate reporting for Tier 1 and 2.
(3) CO_2 equivalent emission data is not available for 2008 and 2009 due to a change in calculation to CO_2e.
(4) Hazardous waste quantities vary year to year due to maintenance activities.


Corporate Governance

AT TESORO, we are committed to integrity and transparency. These values are embodied in systematic corporate governance practices and a rigorous Code of Business Conduct, which are backed up by internal safeguards and a comprehensive program of compliance training.

Code of Business Conduct

All employees, officers and directors are expected to understand and follow our Code of Business Conduct in their daily business activities. The Company actively supports business conduct by offering online and instructor-led training modules that drive the positive behaviors we expect from all of our employees. Every employee is required to complete a minimum of two training modules each year, while members of management are required to complete additional, practical leadership training.

As further support for compliance, we provide employees with multiple resources to ensure they are comfortable speaking up if they see or hear something improper. Employees are encouraged to seek advice through their supervisor or manager, human resources, the Business Conduct Helpline, the Business Conduct Office, or the Compliance Officer and General Counsel. We will not tolerate retaliation against anyone who needs help, asks questions, or reports concerns about workplace conduct or conditions.

We expect our suppliers, vendors, contractors and business partners to be familiar with our Code of Business Conduct, and to support effective compliance programs within their own organizations.

Board of Directors

All corporate authority resides with Tesoro's Board of Directors, who represent shareholders and delegate authority to management to pursue the Company's mission. The Tesoro Board consists of independent directors and the Chief Executive Officer. The Board of Directors oversees four standing committees: Governance; Environmental, Health & Safety (EH&S); Audit; and Compensation. Each committee, entirely comprised of independent directors, adheres to a written charter that outlines a clearly defined purpose and principal responsibilities.

The Governance Committee coordinates an annual evaluation of the Board of Directors' performance, and reviews makeup to ensure it encompasses the right combination of skills, professional experience and diversity of backgrounds needed to effectively oversee the Company.

Environmental, Health & Safety Committee of the Board of Directors

The EH&S Committee assists the Board of Directors in overseeing environmental, health and safety matters. Each member of the committee is an independent director, with direct access to both Tesoro senior management and employees with responsibilities in these areas.

The committee reviews Tesoro's environmental, health and safety policy, and assesses the effectiveness of management programs, including leading and lagging indicators for process safety, personal safety, environmental stewardship and audits. It also reviews and assesses management programs for compliance with applicable federal, state and local governmental rules and regulations, and reports regularly to the Board of Directors on its findings.

In 2011, the EH&S Committee's role and charter will be expanded to include additional sustainability-related responsibilities.

Tesoro Management Structure


Board of Directors
CEO
Audit Committee
Compensation Committee
Environmental, Health and Safety Committee
Governance Committee
EVP, Operations
EVP, General Counsel and Secretary
SVP, Chief Financial Officer
SVP, Strategy and Business Development
SVP, Commercial
VP, Human Resources and Communications
VP, Environment, Health, Safety and Security
VP, Corporate Services

Visit our Company website at www.tsocorp.com for more information on Tesoro's corporate governance and committees.


Interacting with our Stakeholders

EFFECTIVE ENGAGEMENT with stakeholders enhances our strengths, promotes transparency and helps to identify opportunities for improvement.

Stakeholder Engagement

Effective engagement with stakeholders enhances our strengths, promotes transparency and helps to identify opportunities for improvement.

Tesoro engages with a variety of stakeholders, including:

- Board of Directors
- Employees
- Customers
- Investors
- Suppliers
- Business Partners
- Communities
- Local, State and Federal Governments
- Non-Governmental Organizations

As a member of each community where it does business, Tesoro engages in regular dialogue with local community members and non-governmental organizations. All of our refineries hold engagement sessions that allow community members to discuss issues of interest, including potential environmental or social impacts.

Tesoro supports local suppliers and frequently meets with key suppliers to identify and mitigate issues that may disrupt our operations.

We also meet frequently with investors to discuss the Company's performance; publish quarterly, annual and periodic financial reports; and issue press releases and other materials through the media and on the Company's website. Qualifying shareholders can submit proposals to be voted upon at our annual meeting.

Public Policy Advocacy

Tesoro regularly interacts with elected representatives, government agency officials, and their staffs to discuss pending legislative and regulatory initiatives as they impact our business. As government policy makers address federal, state and local issues, Tesoro regularly engages with them through direct advocacy, participation in industry trade associations, and involvement in the political process.

The Company works to keep employees and customers informed about public policy through our website, ActTesoro.com, which facilitates outreach to elected representatives. The site provides information on important issues such as climate change, alternative fuels and taxes.

The Company exercises its right to participate in the political process through contributions to individual candidates and organizations. During the 2009-2010 campaign cycle, Tesoro made contributions in states where Tesoro has a presence and where political contributions by corporations are permitted by law. In venues where corporate contributions for political purposes are not permitted by law – such as certain states, or at the federal level – Tesoro engages through its Political Action Committee (PAC), which is funded voluntarily by eligible employees. During the 2009-2010 campaign cycle, Tesoro's PAC contributions totaled $320,400.

In 2010, Tesoro participated in two significant state initiatives:

- In Washington State, Tesoro contributed to I-1053, a ballot initiative to restore a two-thirds majority in the state legislature as a requirement for increasing taxes.
- In California, Tesoro contributed to Proposition 23, a ballot initiative to temporarily suspend implementation of AB32, a statute to address climate change, due to concerns the Company had with the impact of that law on the state's economy and Tesoro's customers.



Delivering Environment, Health & Safety Performance

At Tesoro, we are committed to conducting business in a manner that protects and promotes the safety, health and security of all those living and working in communities near our facilities, while protecting the environment and sustaining the ecosystems in which we do business.

EH&S Policy

This vision is clearly set forth in Tesoro's Environmental, Health & Safety (EH&S) Policy, which establishes specific expectations and responsibilities for achieving our goals for personal and process safety and environmental and social responsibility. The policy is issued by the CEO, and is reviewed annually by EH&S professionals and the EH&S Committee of Tesoro's Board of Directors. Every Tesoro employee has a role to play in translating the vision into action.

Audits and Indicators

The EH&S Management System, which provides the roadmap for implementing the EH&S Policy, is based on the Responsible Care continuous improvement model – Plan, Do, Check and Act – established by the Chemical Manufacturing Association.

Audits, a key component of the system, are performed by both internal professionals and expert consultants hired by Tesoro. Findings are used to monitor performance trends and to identify opportunities for improved efficiency and effectiveness. Audit results and corrective actions are reviewed by senior management and the EH&S Committee.

EH&S Management System


Leadership
Priorities
Strategy
PLAN
Programs
Work Processes
Standards
DO
CONTINUOUS IMPROVEMENT
Learning
Improving
Training
ACT
Audits
Metrics
Investigations
CHECK

Protecting People and Assets



AT TESORO, we are committed to operating our refineries, pipelines, retail stations and other facilities in a manner that promotes the safety, health and security of our employees, customers and our communities.

What We Did in 2010

- Engaged consultants to review equipment inspection practices at all refineries
- Continued company-wide deployment of standards for managing risk

What We Plan to Do Next

- Continue implementation of Asset Integrity Management Program
- Conduct Process Safety Management audits at all refineries and logistics operations using expert consultants to identify improvement opportunities
- Enhance employee health screening and education programs

Process Safety

Process safety is the act of making sure our facilities are properly designed, appropriately sited, safely operated and well maintained. Tesoro spends approximately $250 million annually for routine maintenance work and about $150 million for turnarounds, or large-scale maintenance projects. Our relentless focus on risk reduction, cost stewardship and operating excellence helps us to reduce injuries and environmental impact associated with potential failures.

Asset Integrity

Our Asset Integrity Management Program is our primary tool for assuring the reliability and performance of our assets, including the equipment at our refineries, terminals and pipeline facilities. It uses optimal testing practices to reduce risk and improve reliability.

The Asset Integrity Management Program is backed up by additional Tesoro programs aimed at minimizing specific operational risks, including corrosion prevention and leak detection. Key performance indicators, such as equipment inspection and preventative maintenance status, are reported to management.

During 2010, consultants reviewed equipment inspection processes and practices at our refineries. Beginning in 2011, consultants will review the Asset Integrity Management Programs at our pipeline assets.

Facility Siting

We systematically review the locations of occupied buildings and trailers near process units at our refineries. Since 2008, approximately 200 trailers have been relocated or removed from our facilities to provide a safer work environment for employees and contractors.

We are currently evaluating more than 200 buildings in order to minimize the impact of hazards inherent to the refining process. Evaluations are conducted in accordance with the most recent guidance from the American Petroleum Institute, and include assessing the buildings' likely structural response to blasts and developing structural retrofit requirements. Enhancements based on these evaluations will be incorporated into Tesoro's capital improvement plans.



Learning from the Anacortes Incident

On April 2, 2010, the Tesoro family and the entire refining industry suffered a tragic loss. A piece of equipment in a naphtha hydrotreating unit at our Anacortes refinery ruptured, causing an explosion and fire. This incident resulted in the death of seven members of the Tesoro team.

Operations at the refinery were suspended for seven months and we initiated an investigation that identified the failure mechanism – High Temperature Hydrogen Attack of carbon steel metal.

High Temperature Hydrogen Attack occurs at elevated temperature and pressure under which hydrogen can diffuse into steel and react with carbon to form methane. Larger methane molecules accumulate, forming internal pressures and micro-fissures that reduce metal strength.

Following the event, we evaluated similar process units at the other Tesoro refineries; made changes in process and design standards; conducted mechanical integrity reviews; and replaced or enhanced inspection requirements for equipment susceptible to High Temperature Hydrogen Attack.

We have shared what we learned from this incident with our employees and the refining industry with the hope of ensuring that similar incidents do not occur. The complete investigation report is available at www.tsocorp.com.

Personal Safety and Security

Fulfilling our commitment to safety includes involving employees in identifying and mitigating potential risks. For example, employees of our Salt Lake City refinery actively observe one another's work in order to identify potential hazards and find safer ways of completing even the simplest task. During 2010, the approximately 200 employees at the refinery conducted more than 4,600 of these safety observations.

Employees and managers at Tesoro's retail stations work to identify and correct potentially unsafe conditions. Employees perform safety assessments at the beginning of each shift, while store managers conduct more thorough assessments at all stores on a weekly basis.

The critical nature of the refining industry makes a proactive security program essential. Tesoro operations comply with all relevant Department of Homeland Security regulatory standards, and where government standards do not exist, we implement best practices for the protection of our business, employees, nearby communities and the environment from accidents or malevolent acts. Our broad security goals include enhancing physical security at each of our operating locations and providing relevant training to employees and contractors.

Fatigue Management

The Chemical Safety Board's investigations of incidents among energy companies highlight the role worker fatigue can have on safety, particularly given the shift work required in refineries.

Tesoro is reviewing its fatigue management practices, and is committed to learning from industry incidents as well as best practices. Many of our refineries have modified their control centers to provide optimal lighting that enhances alertness, while minimizing glare on computer screens.

We are assessing training programs for employees and supervisors that will help them recognize and respond to the symptoms of fatigue. In addition, we are developing fatigue management and fitness-for-duty guidelines to be implemented in the future.

Combined Employee and Contractor OSHA Recordable Incident Rates
(number of incidents per 200,000 hours worked)


1.2
1.0
0.8
0.6
0.4
0.2
0.0
Rate
2008
2009
2010

Combined Employee and Contractor OSHA Days Away From Work Case Rates
(number of incidents per 200,000 hours worked)


0.30
0.25
0.20
0.15
0.10
0.05
0.00
Rate
2008
2009
2010

Voluntary Protection Program (VPP)

In December 2010, we were notified that our Mandan, North Dakota refinery had become one of only 30 U.S. refineries to receive star recognition under the Voluntary Protection Programs (VPP) of the Occupational Safety and Health Administration (OSHA).

The VPP allows OSHA to recognize employers and workers for implementing effective management systems that maintain injury and illness rates below relevant industry national averages. Our facilities pursuing VPP certification undergo a rigorous evaluation by OSHA and once approved, must be re-evaluated every three to five years.

Our refinery in Martinez, California and our headquarters in San Antonio, Texas are working toward VPP certification.



Hazard Communication

Tesoro uses material safety data sheets (MSDS) to communicate important environmental, health and safety information regarding our products to employees, customers and emergency personnel. MSDS identify the risks associated with a product, and outline precautions to be followed when using it. We update them as new hazards or precautions are identified, when regulatory requirements change, or when new products are made available.

For ease of access by customers and members of the public, Tesoro posts MSDS on the Social Responsibility page of our corporate website. Employees can access product and intermediate-stream MSDS information on our internal website.

Product Quality

Tesoro gasoline, jet and diesel fuels are subject to three quality criteria:

- American Society for Testing and Materials (ASTM) specifications
- Federal and State regulatory requirements
- Consumer specifications and demand

Prior to shipment, each batch of product is thoroughly tested and determined to be within specification. Our laboratories comply with ASTM standard test methods and practices to assure testing accuracy and precision.

We monitor the quality of fuel throughout the distribution system, from process to distribution to wholesale businesses or retail outlets. Our customer hotline provides useful information on customer satisfaction and gives us the opportunity to respond and learn. This is especially important given the constant evolution of gasoline and diesel engine technologies.



Choose Well

Promoting Healthy Lifestyle Choices

Healthy employees are more focused, more alert and more productive. In recognition of the importance of a healthy workplace, we have incorporated health and wellness programs into our overall employee benefits program. Tesoro's wellness programs promote good health and encourage employee participation at all levels of the organization.

Tesoro provides the tools and resources needed to help employees make informed decisions regarding their well-being. Through LifeWorks, Tesoro's Employee Assistance Plan, confidential support is made available to employees and their loved ones 24 hours a day, seven days a week. Self assessments, articles, live podcasts and specialty solutions are available through the LifeWorks online tool. In the second half of 2011, a company-wide health risk assessment and support plan to help employees achieve their health goals will be implemented and made available to employees.

Tesoro actively facilitates employee exercise through a number of on-site amenities. For example, several of our refineries have marked running paths for employees, and the headquarters office in San Antonio has outdoor walking trails, a health center and a full-service fitness center.


Operating principles:
Do it safely or not at all
There is always time to do it right
We operate at the pleasure of the community



Environment



TESORO TAKES GREAT PRIDE in our environmental stewardship. The Company's refineries co-exist with some of the most pristine environments in North America. Our goal is to protect the environment and sustain the ecosystems in which we do business. Accordingly, our businesses and employees consistently seek to operate in an energy-efficient manner, while reducing waste and emissions.

What We Did in 2010	What We Plan to Do Next
• Implemented an event tracking tool that allows us to consistently track environmental performance • Implemented a system to review projects for environmental impacts prior to funding • Invested in equipment to better measure greenhouse gas emissions	• Continue to compile and analyze environmental data to evaluate and improve performance • Continue to implement company-wide environmental standards • Develop systems to improve data quality and collection • Develop a risk-based capital improvement plan to upgrade or replace underground storage tanks

Commitment to Reduce Greenhouse Gas Emissions

Reducing greenhouse gas (GHG) emissions is a priority for Tesoro. GHG emissions serve as a proxy for energy efficiency, and are tied to the cost-effective operation of our refineries.

From 2008 to 2010, Tesoro made capital improvements to fulfill measurement requirements enacted under the federal Clean Air Act (CAA). In 2010, our CO_2 equivalent GHG emissions were 6.3 million metric tons. In future reports, we plan to report GHG emissions on a year-over-year comparison basis.

With or without regulation, Tesoro will continue to invest in energy efficiency projects that make good business sense. Where capital is required, the Company will make decisions based not only on compliance, but also on whether a business advantage can be achieved.

Operating efficiently not only reduces GHG emissions, but also conserves resources and reduces costs at our refineries. In 2010, we consumed 99.6 billion BTUs of energy both purchased and produced.

Tesoro participates in the Biennial Solomon Benchmarking Study, which contains data on energy efficiency and carbon intensity. Our active involvement in this study provides useful knowledge on ways to operate more efficiently.

Focusing on Air Emissions

Using improved technology, Tesoro's EH&S group proactively implements emission reduction projects at our refineries and terminals. Here are just a few examples:

- By installing a Vapor Combustion Unit for use in fuel delivery and loading, our Burley, Idaho terminal reduced its annual emissions of volatile organic compounds (VOCs) by approximately 93 percent.
- Based on analysis of best practices, infrared cameras are being deployed throughout our system to detect VOC emission leaks before they become significant.
- Through initiatives to eliminate the burning of oil in two of its boilers, our Mandan, North Dakota refinery reduced its sulfur dioxide (SO_2) emissions by nearly 180 tons per year.

Criteria Air Pollutants


120
100
80
60
40
20
0
tons/million bbls of throughput
2008
2009
2010
PM10 - Particulate Matter
CO - Carbon Monoxide
SOx - Sulfur Oxides
NOx - Nitrogen Oxides
VOC - Volatile Organic Compounds

Energy Efficiency at the Los Angeles, California Refinery

In 2010, the Los Angeles, California refinery completed 17 projects and operational changes that were undertaken to reduce energy consumption and GHG emissions. One major improvement was proposed by an employee operating the refinery's gas oil hydrotreater.

Hydrotreating is an important process in refining, responsible for removing 90 percent of contaminants such as nitrogen, sulfur, oxygen and metals from feedstocks. Optimal hydrotreater performance is critical, as these contaminants, if not removed, can have a detrimental effect on both equipment and the finished product.



The operator realized that transferring the heat from the unit's finished product feed to the cold feed would reduce the load on the heater, while also improving cooling. Once implemented, his idea resulted in the recovery of large amounts of lost heat, while also reducing steam usage and optimizing upstream crude processing.

Based on this innovation and the other improvements achieved in 2010, the Los Angeles, California refinery was able to reduce GHG emissions by more than 27,000 metric tons, while saving more than 16,000 kilowatt-hours of energy.

Waste

One important way in which Tesoro reduces waste is the recovery of waste streams that can be used as raw materials in other manufacturing processes.

A major opportunity is recovery of the spent catalyst that is created while refining crude oil. If the spent catalyst contains metals, Tesoro contracts with third-party companies to recover the metals, which then are returned to Tesoro or sold to other industries. In 2010, Tesoro's recovery efforts prevented about 680 tons of catalyst from entering landfills.

Tesoro is developing an environmentally viable solution for spent catalyst that does not contain metals, including resale to cement plants. Tesoro expects to recycle about 5,500 tons of catalyst per year by using this option.

Both approaches prevent disposal of these catalysts in landfills, while eliminating disposal costs and generating new revenues.

San Antonio Headquarters LEED Certification

In January 2010, Tesoro received the U.S. Green Building Council's Leadership in Energy and Environmental Design™ (LEED) Silver certification for the construction of its headquarters in San Antonio, Texas. The designation was awarded based on a commitment to sustainability demonstrated in the facility's construction through the use of accepted energy and environmental principles. Highlights included:

- Minimal footprint. The location, design, construction and operation of the headquarters campus provides for minimal disruption of environmentally sensitive areas, including natural habitat, vegetation and underground water.
- Optimized energy performance. Compared to a baseline for new buildings, the project achieved an energy cost savings of 21 percent. It achieved a 22 percent savings in cooling costs by using high-efficiency windows, efficient equipment, reduced lighting power and demand-controlled ventilation.
- Effective management of construction waste. Nearly 3,300 tons, or 77 percent, of the construction waste generated onsite was diverted from landfills.
- Recycled content. Twenty percent of the total building materials' content, by value, was manufactured using recycled materials.
- Water use reduction. Potable water use was reduced by 31 percent through the use of efficient equipment and materials.



Martinez, California Delayed Coking Unit

In 2008, our refinery in Martinez, California converted its fluid catalytic coker to a delayed coker at a cost of approximately $600 million. The conversion resulted in a 10 percent reduction of GHG emissions, or an estimated 400,000 tons of CO_2 emissions per year. It also reduced emissions of the six "criteria pollutants" identified in the Clean Air Act by more than 3,000 tons a year.

Preventing Spills to Soil

Tesoro is proactively working to prevent hydrocarbon leaks from tanks and piping by implementing upgrades to these systems.

From 2008 to 2010, approximately 15 miles of underground piping was decommissioned and replaced with aboveground pipes. Aboveground pipes reduce the risk of leaks because they are easier to monitor and maintain.

Old tanks at our refineries are being rebuilt or replaced, using a new design that minimizes the opportunity for spills by including a double bottom and a leak detection system. This tank upgrade program optimizes the volume of material stored, further reducing the risk of releases. From 2008 to 2010, Tesoro upgraded approximately 70 percent of tanks at the Martinez, California refinery and approximately 80 percent of tanks at the Los Angeles, California refinery.

Preparedness and Response

Planning and training are key elements of emergency preparedness. All Tesoro facilities have emergency response plans that are primarily focused on keeping everyone safe. In addition, the Company has put in place more than 40 administrative business continuity plans to ensure that mission-critical business functions continue in the event of disruptions.



To prepare our employees to respond to any kind of incident, Tesoro conducts more than 160 emergency exercises per year at our refineries and terminals, with more than 9,000 employee-hours spent annually in support of incident response drills. Area organizations and officials are invited to train alongside incident response personnel and to offer suggestions for future improvements.

Tesoro participates in the National Preparedness Response and Exercise Program. This program tests incident command organization, these exercises include full equipment deployment and a simulated oil spill.

In October 2010, approximately 50 members of the Company's Incident Management Team conducted an offshore spill drill in order to practice their roles and assist with response efforts. In the event of a significant event, this Incident Management Team would support local response efforts, guided by an incident command system that has been approved by the Federal Emergency Management Agency.

Protecting Navigable Waterways

In Alaska, Tesoro is leading the industry by providing technical and financial support for the development of new technology that will protect America's waterways by improving the speed and quality of oil spill response.

For the last three years, on behalf of shippers from the port of Valdez, we have spearheaded the introduction of a new, highly efficient skimmer. The skimmer has significantly improved oil removal capabilities compared with previous models.

Tesoro supports the Alaska-based Cook Inlet Spill Prevention & Response Inc. team by providing response team members from our Kenai refinery. In the event of a release, Tesoro would support the response effort by utilizing the region's state-of-the-art resources, including ship escort, oil spill response equipment, and a response vessel system stationed at strategic points along the Prince William Sound.

Number of Significant Hydrocarbon Spills


40
35
30
25
20
15
10
5
0
number of spills
2008
2009
2010
> 1 BBL to Water
> 1 BBL to Permeable Surface

Biodiversity

Tesoro plays a leading role in supporting biodiversity in the ecologically sensitive areas where we operate.

Anacortes Refinery

The land surrounding our Anacortes, Washington refinery supports local wildlife, including a rich marine environment, bald eagles and what is believed to be the largest nesting area for great blue herons in western North America.

The refinery's employees have formed a volunteer group called EAGLES that is committed to cleaning up local highways and beaches. The group supports educational programs for energy conservation and recycling.

Kapolei Refinery

Tesoro partnered with the National Fish & Wildlife Foundation, the Pacific American Foundation, the Hawaiian Islands Humpback Whale National Marine Sanctuary, and the Hawaii State Department of Education to develop and launch a new, enhanced curriculum for Hawaii's public schools focusing on coral reef conservation. The curriculum, launched in 2009, was part of Tesoro's commitment to support diverse coral reef conservation projects and community stewardship programs that celebrate the International Year of the Reef in 2008.

Kenai Refinery

Our Kenai refinery, located on Alaska's Kenai Peninsula, is surrounded by sensitive ecosystems and the environmentally sensitive Cook Inlet.

Each year, Tesoro partners with the Kenai Watershed Forum to sponsor a number of events that raise funds to maintain the health of the peninsula's watershed. We co-sponsor Caring for the Kenai, an award-winning environmental contest that challenges high school students to answer the question, "What can I do, invent, or create to better care for the environment on the Kenai Peninsula, or to help improve the area's preparedness for a natural disaster?"

Martinez Refinery

Our Martinez refinery in northern California is surrounded by sensitive wetland areas and the Suisun Bay. Several endangered species reside in the vicinity, including the clapper rail, the salt marsh harvest mouse and the delta smelt. Each year, refinery employees work with the Audubon Society in counting bird species and preserving their habitat. We also partner with the International Bird Rescue Center and the Marine Mammal Center to protect habitat and environmentally sensitive areas. In addition, our employees annually partner with local schools and the refinery's Community Advisory Panel to clean the waterways surrounding the refinery.

Mandan Refinery

Our Mandan, North Dakota refinery has partnered with the North Dakota Game and Fish Department to support goose banding, which aids in tracking the geese's migration patterns and in supporting the preservation of the species.

Recently, the refinery granted an easement for a bike and nature trail, and worked with local Scouts to build a wildlife observation area along the trail.



Our People



93

Our continued success is enabled by our ability to create a work environment that attracts, retains and motivates the most talented individuals. That environment includes fair treatment, competitive compensation and benefits, and the opportunity to learn and grow on the job.

What We Did in 2010

- Conducted training to further develop the leadership skills of our front-line leaders
- Reviewed and refined our compensation and benefit policies in order to remain competitive in the marketplace

What We Plan to Do Next

- Implement processes that improve accountability, succession planning, performance management and leadership development
- Design three-year development plans for key positions with the potential to impact EHS performance

Policies and Practices

At Tesoro, we embrace and value diverse views, backgrounds and beliefs. We believe the diversity of our employees provides our business with a unique set of perspectives. Tesoro respects the rights of others and offers equal employment opportunities to everyone who meets our qualifications.

We are committed to fair practices in all aspects of employment, including recruiting, hiring, performance evaluation, training, discipline, work assignment, compensation, promotion and termination. We follow federal and state labor and employment laws, and do not tolerate unlawful discrimination of any kind.

We believe everyone is personally responsible and accountable for maintaining a work environment free from discrimination and harassment. No employee will be subject to retaliation for reporting an incident they believe, in good faith, violates our policies.

Our fundamental business principles promote an inclusive, open and entrepreneurial workplace. Employees have the opportunity and responsibility to share their experiences, ideas and viewpoints to create new business successes and to help Tesoro meet its commitments to our customers, communities and shareholders.

Employee Compensation and Benefits Programs

Tesoro offers a competitive and comprehensive range of benefits designed to attract, retain and motivate employees.

Each year, eligible employees have the opportunity to choose from medical, dental and vision coverage. Tesoro's health benefits offer coverage to full-time employees, their eligible dependent children and spouse or domestic partner.

Tesoro recognizes the value of good health, and supports a healthy work-life balance that is conducive to good health. An emphasis on prevention helps employees stay healthy, while helping to control medical costs. With Tesoro's medical options, employees can take advantage of routine physical examinations and childhood immunizations.

Our benefit programs foster a shared responsibility between Tesoro and its employees. Tesoro has structured a medical cost-sharing approach in which the Company assumes the majority of the cost. This structure encourages employees to take an active role in managing their benefits, costs and health.

Tesoro is fully committed to providing compensation programs and pay levels which are market competitive. In addition, we provide our employees with the opportunity to save for retirement and build their financial future. Eligible employees can build retirement savings through a Thrift 401(k) Plan, as well as a Tesoro-funded pension plan. The 401(k) plan allows employees to contribute a percentage of their eligible pay, which is matched up to 6 percent.

Additional benefit programs such as Adoption and Educational Assistance, as well as fitness center and Weight Watchers® reimbursements, are available to eligible employees. We offer discount-purchase programs, flexible spending accounts for medical and dependent care expenses, and a company matching-gift program to accredited educational institutions. For more information regarding Tesoro's benefits, visit the Job Center section of www.tsocorp.com.

Tesoro Thrift 401(k) Plan - Employee Participation

	2008	2009	2010
Plan participation rate	86%	85%	85%
Average contribution rate	10%	10%	10%

Employee Training and Development

Tesoro provides employees with opportunities for skill development at each stage of their careers. This includes both challenging work assignments and access to a broad training and development program. The development of our employees' knowledge and skill sets is critical to ensuring they perform effectively and comply with relevant laws, regulations and guidelines.

Employee on-boarding sessions are designed to efficiently integrate new employees into Tesoro. Technical training is provided to our employees using both internal and external resources. Local subject matter experts from each area of the business work closely with human resources to develop and implement appropriate training programs.

An Educational Assistance Reimbursement program is also available to eligible employees to promote secondary learning and excellence within their field.



Front-line Leadership Training

Front-line leaders, who supervise our operators and maintenance craft workers, play a critical role in our ability to achieve our objectives. For this reason, Tesoro has developed a leadership training program that was designed by – and is taught by – front-line leaders and their managers. The training addresses opportunities and challenges that come with supervising employees who support a 24-hour a day, 365-day-per-year operation.

Community Involvement



Because Tesoro is an integral part of the communities where we live and work, community service is another way in which we invest in the future of our business.

Community Outreach

Volunteering and charitable giving is woven into our Company culture. Tesoro promotes volunteerism by offering numerous opportunities for employees and their families to donate their time and energy supporting the communities where we operate.

Many volunteer commitments are made during working hours, and employees are encouraged and compensated for their involvement. Over the past three years, employees and their families in our company headquarters have donated over 4,000 volunteer hours annually.

Tesoro has established key Company-wide partnerships with a number of community organizations, including:

- The United Way, where over the last three years, employee contributions and the company match have reached a cumulative total of more than $5.8 million. Each year since 2007, our headquarters office has achieved over 95 percent employee participation.
- The Special Olympics, for which Tesoro annually supports athletic competitions and events such as the Fire-Truck Pull at many of our locations.
- Boys & Girls Clubs of America, where volunteers reach out in several regions to provide mentoring and much needed financial support.

Many of Tesoro's refineries provide donations, funding and volunteer hours to their local food banks to help reduce the economic challenges facing many of our neighbors and communities. Additional activities include building houses through Habitat for Humanity; teaching children business acumen through Junior Achievement; and delivering Meals on Wheels to seniors.

GRI/IPIECA Index

In developing content for this report, we used the Global Reporting Initiative (GRI) *G3.1 Sustainability Reporting Guidelines* and the International Petroleum Industry Environmental Conservation Association (IPIECA) 2010 Guidelines. Indicators noted in bold are fully reported. We plan to expand the profile disclosures and indicators in future reports.

Chapter	IPIECA	GRI	Page
Introduction		**2.1 – Name of organization** **3.1 – Reporting period** **3.2 – Date of most recent report** **3.3 – Reporting cycle** **3.4 – Point of contact** 3.5 – Process for defining report content 3.6 – Boundary of the report	Inside Front Cover, 2
Letter from the CEO		1.1 – CEO statement	1
Tesoro at a Glance		**2.2 – Primary brands, products, services** **2.3 – Operational Structure** **2.4 – Headquarters location** 2.5 – Countries of operation **2.6 – Ownership and legal form** 2.7 – Markets served 2.8 – Scale of the organization	2
Performance Summary	E1 – GHG emissions E2 – Energy use **E7 – Other air emissions** E8 – Spills **E10 – Waste** HS3 – Injury and illness incidents HS5 – Process safety SE15 – Workforce diversity	2.8 – Scale of the organization LA1 – Total workforce LA7 – Injury rates LA13 – Diversity EN3 – Direct energy consumption EN4 – Indirect energy consumption EN16 – Greenhouse gas (GHG) emissions EN20 – Air emissions EN22 – Waste EN23 – Significant spills	3
Corporate Governance		4.1 – Governance structure 4.7 – Process for determining qualifications 4.8 – Statements of mission/values 4.9 – Board oversight of sustainability related issues 4.10 – Process for evaluating the Board's performance	4, 8
Interacting with our Stakeholders	**SE14 – Public advocacy and lobbying**	4.4 – Communicating with the Board **4.14 – Stakeholder groups** 4.16 – Approaches to stakeholder engagement **SO5 – Public policy positions** SO6 – Contributions to political institutions	6
Protecting People and Assets	HS1 – Workforce participation HS3 – Injury and illness incidents HS4 – Product stewardship HS5 – Process safety	LA7 – Injury rates PR3 – Product labeling	9
Environment	E1 – GHG emissions E2 – Energy use E5 – Biodiversity **E7 – Other air emissions** E8 - Spills **E10 - Waste**	**2.10 - Awards** EN3 – Direct energy consumption EN4 – Indirect energy consumption EN7 – Initiatives to reduce energy consumption EN14 – Biodiversity impacts management EN18 – Initiatives to reduce GHG emissions **EN20 – Air emissions** EN22 – Waste EN23 – Significant spills	13
Our People	SE15 - Workforce diversity SE17 – Workforce training and development SE18 – Non-retaliation and grievance system	**LA3 – Employee benefits** **EC3 – Defined benefit plan**	18
Community Involvement	SE4 – Social investment		20
GRI/IPIECA Index		3.12 – GRI content index	inside back cover



Tesoro Corporation

19100 Ridgewood Parkway
San Antonio, Texas 78259
(210) 626-6000

The environment was considered during the production of this report. This report is printed on post-consumer recycled paper.

GIBSON DUNN

EXHIBIT C



Kenai FACT SHEET



Located on the Cook Inlet, 70 miles southwest of Anchorage, Tesoro Alaska's Kenai refinery can process up to 72,000 barrels per day (bpd). The refinery produces ultra low sulfur gasoline, jet fuel, ultra low sulfur diesel (USLD), heating oil, heavy fuel oils, propane and asphalt. Crude oil is delivered by double-hulled tankers through Cook Inlet and Kenai Peninsula pipelines.

A 71-mile, 40,000 bpd common-carrier products pipeline transports jet fuel, gasoline and diesel to the Port of Anchorage and the Anchorage International Airport. Wholesale delivery occurs through terminals in Kenai, Anchorage, Fairbanks and Tesoro's Nikiski dock..

Tesoro operates 31 company-owned 2Go Tesoro retail stores throughout Alaska and has branding agreements with 54 independently-owned Tesoro Alaska stations.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

updated August 30, 2011

Fast Facts

- Tesoro Alaska full-time employees: 575
- Crude oil capacity: 72,000 bpd

Environment

- Revised Cook Inlet Oil Spill Removal Organization's Technical Manual and training program in cooperation with Alaska Department of Environmental Conservation
- 2010 co-sponsor of "Caring for the Kenai" – a nationally recognized contest for Kenai Peninsula high school students

Health and Safety

- Achieved 5 years without employee recordable injury in 2010
- 2.8 million hours since last Day Away From Work (DAFW)
- Zero API process safety events in 2010

Community Support

- Actively supports wide range of local events and programs – from employee fundraising for the United Way to youth sports programs
- 2010 sponsor of all 6th grade classes on the Kenai Peninsula to conduct a mission at the Kenai Challenger Learning Center
- 2010 founding sponsor of the first Alaska Business Week – a weeklong camp for high school students to learn about business and entrepreneurship

Contacts

Stephen Hansen
Vice President, Kenai Refinery
(907) 776-3833
Stephen.W.Hansen@tsocorp.com

Kip Knudson
Manager, External Affairs
(907) 261-7221
Kip.C.Knudson@tsocorp.com

www.tsocorp.com



TESORO Anacortes FACT SHEET



Located about 70 miles north of Seattle on the picturesque Puget Sound, Tesoro's Anacortes refinery has a total crude-oil capacity of 120,000 barrels per day (bpd) The refinery primarily supplies gasoline, jet fuel and diesel to markets in Washington and Oregon, and manufactures heavy fuel oils, liquefied petroleum gas and asphalt. It receives crude feedstock via pipeline from Canada and by tanker from Alaska and foreign sources.

The Anacortes refinery ships gasoline, jet fuel and diesel through a third-party pipeline system that serves western Washington and Oregon. The facility delivers refined products, including CARB gasoline and components for it, through our marine terminal, to ships and barges. Tesoro operates refined products terminals at Anacortes, Port Angeles and Vancouver, Washington.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

updated August 30, 2011

Fast Facts

- Anacortes full-time employees: 360
- Crude oil capacity: 120,000 bpd

Environment

- Honored by Puget Sound Air Control Authority for voluntarily producing special gasoline blend, reducing air pollution in Seattle area during summer months
- Created EAGLES program to coordinate environmental projects – roadside litter cleanup, Earth Day activities and environmental awareness talks with employees
- Support Adopt-A-Highway cleanup program for Washington Highway 20

Health and Safety

- Conducts regular health and safety audits to provide compliance assurance and to focus on continuous improvement and implementation of industry best practices

Community Support

- Sponsor annual March Point Run, benefiting United Way of Skagit County
- Sponsor American Cancer Society's Relay for Life
- Matched Tesoro employee contributions dollar-for-dollar to the Skagit County United Way; total contribution 2010—$108,000
- Sponsor scholarship program for Anacortes School Foundation
- Sponsor Skagit County Tulip Festival

Contacts

Don J. Sorensen
Vice President, Anacortes Refinery
(360) 293-9123
DonJ.Sorensen@tsocorp.com

John McDarment
Manager, Human Resources
(360) 293-9126
John.W.McDarment@tsocorp.com

www.tsocorp.com



Golden Eagle FACT SHEET



Tesoro's Golden Eagle refinery is located in Martinez, Calif. on 2,206 acres and has a crude oil capacity of 166,000 barrels per day. The Golden Eagle refinery is the company's largest facility and the second-largest refinery in Northern California.

Using crude oils from California, Alaska and foreign sources, the refinery produces a high proportion of motor fuels, including cleaner-burning Ultra Low Sulfur Diesel, as well as conventional gasoline and diesel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke.

The Golden Eagle refinery receives crude oil by tanker through the San Francisco Bay, a third party terminal in Martinez and third-party pipeline systems. Tesoro also operates refined products terminals in Stockton, Calif. and the refinery.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

updated August 30, 2011

Fast Facts

- Golden Eagle full-time employees: 700
- Crude oil capacity: 166,000 bpd

Environment

- Supports Bird Rescue Center, East Bay Park District, John Muir Heritage Land Trust, Save Mount Diablo
- Promotes recycling programs within Mount Diablo Unified School District
- Works with state and federal agencies to protect surrounding habitat

Health and Safety

- Participant Cal-OSHA Voluntary Protection Program (Cal/VPP)
- Participates in Triangle of Prevention (TOP) program

Community Support

- Donated 15 refinery-owned baseball fields and soccer facilities to 90 youth baseball and soccer teams
- Supporter Boys and Girls Clubs of Diablo Valley, Food Bank of Contra Costa and Solano Counties, Relay For Life, Sheriff's Charities, Special Olympics of Northern California
- Supports We Care Services for Children and United Way of the Bay Area

Contacts

Ken Dami
Public and Governmental Affairs Representative
(925) 370-3621
Kenneth.G.Dami@tsocorp.com

www.tsocorp.com



Hawaii FACT SHEET


TESORO



As the leading supplier of transportation fuels in Hawaii, Tesoro plays a key role in meeting the state's demand for jet and marine fuels, which are critical to the local economy. Our refinery can process up to 94,000 barrels per day of crude oil to make gasoline, diesel, jet fuel, ship fuel, asphalt and fuel oil for electrical generation.

Tesoro Hawaii distributes refined products statewide. On Oahu, pipelines from the Kapolei refinery feed terminals at Honolulu International Airport, Honolulu Harbor and military installations. Pipelines also deliver products to Kalaeloa Barbers Point Harbor, where they are transferred to ships and barges that supply the Neighbor Islands. Gasoline and diesel are sold through a network of Tesoro-branded retail stations on Oahu, Maui and the Big Island, and through distributors.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

Fast Facts

- Tesoro Hawaii full-time employees: 513
- Crude oil capacity: 93,500 bpd

Environment

- Annual oil-spill drills with U.S. Coast Guard and Hawaii Department of Health
- Coral reef conservation curriculum for area schools
- Leading producer Ultra Low Sulfur Diesel in the Islands
- Partnership for demonstration/pilot sites to test biofuels
- Partnership with Hawaii Nature Center

Health and Safety

- Employee-led Triangle of Prevention (TOP) program—for reporting near miss incidents and accidents
- Lokahi (Unity)—safety incentive program, recognizes safety performance/participation

Community Support

- Mission Partner Special Olympics Hawaii/Title Sponsor of Summer Games Opening Ceremonies since 1991
- Supports Hawaii Foodbank
- Sponsor annual of Tesoro Hawaii Operation Driver Excellence for more than twenty years
- U.S. Department of Defense Pro Patria Award for supporting National Guard and Reserve (2010 & 2011)

Contacts

Lance Tanaka
Manager, Government & Public Affairs
(808) 547-3920
Lance.Tanaka@tsocorp.com
Media:
Nathan Hokama
(808) 226-7470
nhokama@scsolutions-hi.com

updated August 30, 2011

www.tsocorp.com

 TESORO Los Angeles FACT SHEET



Tesoro's Los Angeles refinery is located in Wilmington, Calif., on approximately 300 acres. Operating at 97,000 barrels per day, the refinery processes heavy crude from California's San Joaquin Valley and Los Angeles Basin as well as imported crudes from South America and other international sources. The refinery manufactures gasoline, jet fuel, diesel fuels, petroleum coke and fuel oil.

Throughout its history, the refinery has expanded and improved its operations to meet the increasing demand for clean petroleum products and to respond to new environmental regulations.

The adjacent Wilmington sales terminal receives petroleum products from the Los Angeles refinery and distributes 32,000 barrels per day of all grades of gasoline and low-sulfur diesel, primarily to Tesoro's Shell and USA Gasoline™ stations.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

updated August 30, 2011

Fast Facts

- Los Angeles full-time employees: 500
- Crude oil capacity: 97,000 bpd

Environment

- Daily surveys performed to identify and eliminate potential sources of odors
- Partner of Friends of Cabrillo Marine Aquarium for educational programs, research
- Sponsor of Los Angeles Conservation Corps green initiatives

Health and Safety

- Upgraded refinery's Fire Water System - 2010
- 2010 NPRA Award for Meritorious Safety Performance
- 2010 NPRA Awards for Safety Achievement – Hours/Years

Community Support

- Corporate Partner Award - Carson Chamber of Commerce 2010
- Annual sponsor United Way Los Angeles
- Sponsor annual Plane Pull benefiting Special Olympics

Contacts

Brissa Sotelo-Vargas
Public and Governmental Affairs Representative
(310) 522-6001
Brissa.C.Sotelo@tsocorp.com

Community Hotline:
(310) 522-ODOR or 6367

www.tsocorp.com



TESORO Mandan FACT SHEET



The Tesoro Mandan refinery began operations in 1954 and today has a capacity of 58,000 barrels per day (bpd). It processes primarily sweet (low sulfur) domestic crude oil from North Dakota.

The facility manufactures gasoline, diesel fuel, jet fuel, heavy fuel oils and liquefied petroleum gas. Refined products are trucked and railed from Mandan, and also shipped east via pipeline to supply the Jamestown area, eastern North Dakota and Minnesota.

Tesoro operates more than 900 miles of crude and product pipelines, transporting more than 380,000 bpd across our system. The largest part of this system is a 750-mile crude oil gathering and mainline system that delivers all of the Mandan refinery's crude supply.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

Fast Facts

- Mandan full-time employees: 240
- Crude oil capacity: 58,000 bpd

Environment

- Dedicated 640 acres as natural wildlife habitat
- Planted 7,000 trees with Boy Scouts Girl Scouts in past 20 years for Arbor Day

Health and Safety

- Achieved Star status under OSHA's Voluntary Protection Program - 2010
- Received 2010 ND Safety Council President's Letter of Achievement for incident rate reduction of > 50% from prior year
- Received 2010 ND Safety Council Letter of Commendation for Safety Performance

Community Support

- Sponsor Missouri Slope United Way
- Sponsor Mandan Golden Age Project, to repair homes of senior citizens
- Support cerebral palsy research through Great American Bike Race
- Support Special Olympics and Sporting Chance, providing sports and outdoor opportunities to physically and mentally challenged
- Support The Banquet where employees cook and serve free meals to people in need

Contacts

John S. Berger
Vice President, Northern Great Plains Region
(701) 667-2402
John.S.Berger@tsocorp.com

David Schollars
Manager, Human Resources
(701) 667-2405
David.R.Schollars@tsocorp.com



TESORO Salt Lake City FACT SHEET



Tesoro's Salt Lake City refinery began operations in 1908 and is now the largest in Utah with a total crude-oil capacity of 58,000 barrels per day.

The refinery processes crude oil from Utah, Colorado, Wyoming and Canada to manufacture gasoline, diesel fuel, jet fuel, heavy fuel oils and liquefied petroleum gas. These products are distributed through a system of terminals and pipelines, primarily to high-growth markets in Utah, Idaho and eastern Washington, with some product delivered to Nevada and Wyoming. The refinery also supplies jet fuel to the Salt Lake City International Airport.

The refinery supplies Shell®-branded retail locations, as well as more than 40 company-owned Tesoro® and Mirastar® stations and 115 Tesoro-branded stations in Utah, Idaho, Wyoming, Nevada and western Colorado.

Company Profile

Tesoro Corporation, a Fortune 150 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 665,000 barrels per day.

Our refineries are located in:

- Anacortes, Wash.
- Kapolei, Hawaii
- Kenai, Alaska
- Mandan, N.D.
- Martinez, Calif.
- Salt Lake City, Utah
- Wilmington, Calif.

Tesoro's retail-marketing system includes nearly 1,200 branded retail stations, of which over 375 are company operated under the Tesoro®, Shell® and USA Gasoline™ brands.

updated August 30, 2011

Fast Facts

- Salt Lake City full-time employees: 230
- Crude oil capacity: 58,000 bpd

Environment

- Reduced emissions by installing ultra-low NOx burners - 2010

Health and Safety

- 2010 NPRA Award for Meritorious Safety Performance
- 2010 NPRA Awards for Safety Achievement – Hours/Years

Community Support

- Personnel provide leadership and support to several charitable organizations in Salt Lake Valley
- More than $1 M donated over last 20 years to United Way of Salt Lake
- Outstanding Corporate Sponsor of the Year 2010 - United Way and Red Cross

Contacts

Dan Cameron
Vice President, Salt Lake City Refinery
(801) 521-4813
Danial.S.Cameron@tsocorp.com

Justin Lawrence
Manager, Human Resources
(801) 521-4840
Justin.Lawrence@tsocorp.com

GIBSON DUNN

<u>EXHIBIT D</u>

Tesoro Corporation
ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE
Of the Board of Directors

CHARTER

I PURPOSE

The Environmental, Health and Safety Committee (the "Committee") of the Board of Directors (the "Board") of Tesoro Corporation (the Company") shall assist the Board in fulfilling its oversight responsibilities for matters relating to the environmental, health, safety and the security of personnel and physical assets.

II PRINCIPAL RESPONSIBILITIES

- Review and approve at least annually the Company's environmental, health, safety and security policies.

- Review management's programs for compliance with the Company's environmental, health, safety and security policies, applicable laws and regulations.

- Review assessments of the effectiveness of management's environmental, health, safety and security programs, including but not limited to periodic performance metrics and audits.

- Review periodically with management its environmental, health, safety and security activity with respect to significant legal matters, emerging or proposed laws or regulations that may have a material effect on the Company's financial or physical exposure.

- Review at least annually, management's report on contingency planning and emergency response activities.

- Review and assess periodically the Company's significant environmental, health, safety and security liabilities reported in the financial statements.

- Review periodically management's report concerning significant capital expenditures that may have a material environmental, health, safety or security impact or risk exposure.

- Review at least annually, the Company's year over year performance and public reporting on social responsibility issues, including but not limited to health, safety, environmental, social issues and matters that may affect the Company's reputation.

- Complete an annual visit to one of Company's operating sites to review matters such as environmental, health, safety and security programs and practices.

- Report to the Board of Directors regularly regarding the Committee's activity, findings and recommendations.

III COMPOSITION AND PROCEDURES

- The Board shall elect a chairman of the Committee and the Committee shall be composed of not fewer than two Board members.

- The Committee will meet as often as the members shall determine to be necessary or appropriate, but at least twice per year.

- The presence of a majority of the Committee members will constitute a quorum for the transaction of business.

- The Committee will determine its own rules of procedure consistent with the principles of the Company's Guidelines on Corporate Governance.

- The Committee will have access to the Company's senior management and to Company employees responsible for environmental, health, or safety or security compliance. The Committee may request a Company senior officer or the Company's outside counsel to attend a meeting of the Committee or to meet with any member of, or consultant to, the Committee.

- From time to time, as deemed advisable by the Committee, the Committee may retain independent advice regarding environmental, health, safety and security issues.

IV ANNUAL EVALUATION

At least annually or as circumstances dictate, the Committee shall conduct an annual performance evaluation of the Committee.

Annually, the Committee shall review its charter.